Exhibit 99.1
company statement
21 November 2005
Asbestos Awareness Week
Update on James Hardie compensation arrangement
In recognition of the launch of National Asbestos Awareness week, James Hardie today provided the following update on the status of its negotiations with the NSW Government to achieve a long-term compensation arrangement.
James Hardie CEO, Louis Gries said, “Constructive discussions with the NSW Government continue, and both parties are working towards signing a Principal Deed as soon as possible given the complexity of the deal.
“James Hardie is committed to a long-term compensation arrangement for Australian claimants and has invested significant resources in developing a fully negotiated and binding agreement which can be put to its shareholders for approval.”
Contrary to accusations that have been levelled at the company, so far as James Hardie is aware, all claimants with proven claims have received compensation. Payments continue to be made by the Medical Research and Compensation Foundation (MRCF), which has funds to meet proven claims well into 2006.
To the best of James Hardie’s knowledge, no proven claim has gone unpaid.
Contrary to recent speculation, James Hardie has no plans to leave Australia.
Mr Gries said, “While both the NSW Government and James Hardie concede the negotiations have taken longer than initially anticipated, progress continues to be made. We have delivered draft 12 of the Principal Deed to the NSW Government for their review and would like to conclude negotiations as soon as possible.”
The success of the long-term funding arrangement is dependant upon the continued financial viability and growth of James Hardie.
Mr Gries also confirmed James Hardie was continuing to work with the Australian Taxation Office and Federal Treasury to ensure all options regarding the company’s application for tax deductibility of payments to the proposed Special Purpose Fund (SPF) were considered.
James Hardie has been advised the NSW Government continues to provide key stakeholders, such as unions and asbestos support groups, with updates on the status of the ongoing negotiations. All parties are aware that current claimants continue to receive their compensation payments.
End

Media Enquiries:
James Rickards
Telephone: 61 2 8274 5304
Mobile: 0419 731 371
Email: media@jameshardie.com.au
Facsimile: 61 2 8274 5218
www.jameshardie.com
Disclaimer
This Company Statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:
•	projections of our operating results or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future economic performance;

•	statements about product or environmental liabilities; and

•	expectations about payments to a special purpose fund for the compensation of proven asbestos-related personal injury and death claims.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” in our Form 20-F, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie Group subsidiaries; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the successful transition of our new senior management. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

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